Exhibit No. 99.3

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

The disclosure below does not relate to any activities conducted by Corporate Asset Backed Corporation (the “Depositor”) or CABCO Trust for J.C. Penney Debentures (the “Trust”) and does not involve the Depositor or the Trust. The disclosure relates solely to activities conducted by UBS AG as disclosed in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 13, 2015.

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law.

UBS AG is the indirect parent of the Depositor and may be deemed an “affiliate” of the Trust as defined in Rule 12b-2 of the Exchange Act. UBS AG has made disclosure pursuant to Section 219 of ITRA and Section 13(r) of the Exchange Act in its Annual Report on Form 20-F for the year ended December 31, 2014. As a result, the Depositor is providing the disclosure set forth below pursuant to those provisions. It should therefore be noted that the Annual Report on Form 20-F for the year ended December 31, 2014, filed by UBS AG with the Securities and Exchange Commission on March 13, 2015, contained the disclosure set forth below.

“Disclosure Pursuant To Section 219 of the Iran Threat Reduction And Syrian Human Rights Act

Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added new Section 13(r) to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals blocked or otherwise restricted under U.S. or Swiss law. In 2014, the gross revenues for this UN related account were approximately USD 9,697 which were generated by fees charged to the account; the net profit was approximately USD 6,704 after deductions were taken for UBS internal costs for maintaining the account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established and consistent with its Group Sanctions Policy.

As previously reported, there were also certain outstanding trade finance arrangements that had been issued on behalf of Swiss client exporters in favor of their Iranian counterparties, which involve four Iranian designated banks (WMD). At the time these trade finance arrangements were initiated in or about 2000, none of the Iran banks involved were WMD-designated. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance “SERV”). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS’s remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. Contractually UBS remains creditor and thus accordingly it is not yet in the position to write off these receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2014.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank that is currently WMD designated. This account was established prior to the U.S. designation and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the U.S., UN and Switzerland, the account was blocked under Swiss law and has remained blocked since then. Client assets as of December 2014 were USD 3,189. We intend to terminate these legacy arrangements and relationships in accordance with the nature of these instruments and applicable law. As there have been no transactions involving this account in 2014 other than general account fees, there are no gross profits/net revenues to report for 2014.

In 1993, a non-Iranian individual opened a private banking relationship at a predecessor institution of UBS AG in Switzerland. In 2001, this individual was designated under Executive Order 13224. In 2001, the individual’s accounts at UBS AG were blocked by order of the Swiss authorities. The Swiss authorities lifted the blocking of the individual’s UBS accounts in October 2012, and the US authorities lifted the blocking in 2014. UBS AG froze the client’s remaining account in 2012 and has taken steps to exit this client relationship in a matter consistent with applicable law. In 2014, the gross revenues for this client relationship were approximately USD -2,775 and the net loss was approximately USD -3,904.”